UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
Chesapeake Energy Corporation
(Name of Subject Company and Filing Person (Issuer))
Class A Warrants to Purchase Common Stock
Class B Warrants to Purchase Common Stock
Class C Warrants to Purchase Common Stock
(Title of Class of Securities)
165167 164
165167 172
165167 180
(CUSIP Number of Class of Securities)
Mohit Singh
Executive Vice President and Chief Financial Officer
Chesapeake Energy Corporation
6100 North Western Avenue
Oklahoma City, Oklahoma 73118
(405) 848-8000
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
Copies of communications to:
William N. Finnegan IV
Trevor Lavelle
Kevin M. Richardson
Latham & Watkins LLP
811 Main Street, Suite 3700
Houston, Texas 77002
Tel: (713) 546-5400
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐
third-party tender offer subject to Rule 14d-1.

☒
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by Chesapeake Energy Corporation (the “Company,” “us” or “we”), an Oklahoma corporation. This Schedule TO relates to offers by the Company to the holders of all of our outstanding Class A warrants (the “Class A warrants”), Class B warrants (the “Class B warrants”) and Class C warrants (the “Class C warrants,” and together with the Class A warrants and Class B warrants, the “warrants”), each to purchase shares of common stock, par value $0.01 per share, of the Company (“Common Stock”), to exchange their warrants for the applicable consideration described below (each, an “Offer” and collectively, the “Offers”). Each Offer is made upon and subject to the terms and conditions set forth in the Prospectus/Offers to Exchange, dated August 18, 2022 (the “Prospectus/Offers to Exchange”), a copy of which is attached hereto as Exhibit (a)(1)(i), and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(1)(ii).
The consideration being offered to warrantholders in the Offers is as follows:
•
with respect to Class A warrants to be exchanged by an exchanging holder, the consideration offered is the Class A Exchange Consideration (as defined below);

•
with respect to Class B warrants to be exchanged by an exchanging holder, the consideration offered is the Class B Exchange Consideration (as defined below); and

•
with respect to Class C warrants to be exchanged by an exchanging holder, the consideration offered is the Class C Exchange Consideration (as defined below).

For the purposes of this Schedule TO, the following terms have the meaning ascribed to them:
“Business Day” means any day other than a Saturday, a Sunday or any day on which the Federal Reserve Bank of New York is authorized or required by law or executive order to close or be closed.
“Class A Daily Share Amount” means, for any VWAP Trading Day during the Observation Period, one-tenth (1/10) of the product of (a) the Class A Warrant Entitlement; (b) the Class A Premium; and (c) the quotient obtained by dividing (x) the excess, if any, of the Daily VWAP per share of Common Stock on such VWAP Trading Day over the Class A Strike Price by (y) such Daily VWAP per share of Common Stock. For the avoidance of doubt, the Class A Daily Share Amount will be zero for such VWAP Trading Day if such Daily VWAP per share of Common Stock does not exceed the Class A Strike Price.
“Class A Exchange Consideration” means, with respect to the Class A warrants to be exchanged by such exchanging holder, a number of shares of Common Stock equal to the product of (a) the number of Class A warrants to be exchanged by such exchanging holder; and (b) the sum of the Class A Daily Share Amounts for each day in the Observation Period for such Class A warrant; provided, however, that if the aggregate number of shares of Common Stock deliverable to any exchanging holder is not a whole number, then, in lieu of issuing any fractional share of Common Stock, the number of shares of Common Stock issuable will be rounded up to the nearest whole number.
“Class A Premium” means 1.04.
“Class A Strike Price” means $25.096.
“Class A Warrant Entitlement” means 1.12.
“Class B Daily Share Amount” means, for any VWAP Trading Day during the Observation Period, one-tenth (1/10) of the product of (a) the Class B Warrant Entitlement; (b) the Class B Premium; and (c) the quotient obtained by dividing (x) the excess, if any, of the Daily VWAP per share of Common Stock on such VWAP Trading Day over the Class B Strike Price by (y) such Daily VWAP per share of Common Stock. For the avoidance of doubt, the Class B Daily Share Amount will be zero for such VWAP Trading Day if such Daily VWAP per share of Common Stock does not exceed the Class B Strike Price.
“Class B Exchange Consideration” means, with respect to the Class B warrants to be exchanged by such exchanging holder, a number of shares of Common Stock equal to the product of (a) the number of Class B warrants to be exchanged by such exchanging holder; and (b) the sum of the Class B Daily Share Amounts for each day in the Observation Period for such Class B warrant; provided, however, that if the aggregate number of shares of Common Stock deliverable to any exchanging holder is not a whole number, then, in lieu of issuing any fractional share of Common Stock, the number of shares of Common Stock issuable will be rounded up to the nearest whole number.
“Class B Premium” means 1.05.
“Class B Strike Price” means $29.182.
“Class B Warrant Entitlement” means 1.12.
“Class C Daily Share Amount” means, for any VWAP Trading Day during the Observation Period, one-tenth (1/10) of the product of (a) the Class C Warrant Entitlement; (b) the Class C Premium; and (c) the quotient obtained by dividing (x) the excess, if any, of the Daily VWAP per share of Common Stock on such VWAP Trading Day over the Class C Strike Price by (y) such Daily VWAP per share of Common Stock. For the avoidance of doubt, the Class C Daily Share Amount will be zero for such VWAP Trading Day if such Daily VWAP per share of Common Stock does not exceed the Class C Strike Price.
“Class C Exchange Consideration” means, with respect to the Class C warrants to be exchanged by such exchanging holder, a number of shares of Common Stock equal to the product of (a) the number of Class C warrants to be exchanged by such exchanging holder; and (b) the sum of the Class C Daily Share Amounts for each day in the Observation Period for such Class C warrant; provided, however, that if the aggregate number of shares of Common Stock deliverable to any exchanging holder is not a whole number, then, in lieu of issuing any fractional share of Common Stock, the number of shares of Common Stock issuable will be rounded up to the nearest whole number.
“Class C Premium” means 1.065.
“Class C Strike Price” means $32.860.
“Class C Warrant Entitlement” means 1.12.
“Daily VWAP” means, for any VWAP Trading Day, the per share volume-weighted average price of the Common Stock as displayed under the heading “Bloomberg VWAP” on Bloomberg page “CHK <EQUITY> AQR” (or, if such page is not available, its equivalent successor page) in respect of the period from the scheduled open of trading until the scheduled close of trading of the primary trading session on such VWAP Trading Day (or, if such volume-weighted average price is unavailable, the market value of one share of Common Stock on such VWAP Trading Day, determined, using a volume-weighted average price method, by a nationally recognized independent investment banking firm selected by the Company). The Daily VWAP will be determined without regard to after-hours trading or any other trading outside of the regular trading session.
“Observation Period” means the ten consecutive VWAP Trading Days immediately preceding September 17, 2022.
“VWAP Market Disruption Event” means, with respect to any date, (A) the failure by the principal U.S. national or regional securities exchange on which the Common Stock is then listed, or, if the Common Stock is not then listed on a U.S. national or regional securities exchange, the principal other market on which the Common Stock is then traded, to open for trading during its regular trading session on such date; or (B) the occurrence or existence, for more than one half hour period in the aggregate, of any suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the relevant exchange or otherwise) in the Common Stock or in any options, contracts or futures contracts relating to the Common Stock, and such suspension or limitation occurs or exists at any time before 1:00 p.m., New York City time, on such date.
“VWAP Trading Day” means a day on which (A) there is no VWAP Market Disruption Event; and (B) trading in the Common Stock generally occurs on the principal U.S. national or regional securities exchange on which the Common Stock is then listed or, if the Common Stock is not then listed on a U.S. national or regional securities exchange, on the principal other market on which the Common Stock is then traded. If the Common Stock is not so listed or traded, then “VWAP Trading Day” means a Business Day.

The information in the Prospectus/Offers to Exchange and in the related Letter of Transmittal, including all schedules and exhibits thereto, is incorporated herein by reference to answer the items required in this Schedule TO.
Item 1.   Summary Term Sheet.
The information set forth in the section of the Prospectus/Offers to Exchange entitled “Summary” is incorporated herein by reference.
Item 2.   Subject Company Information.
(a)   Name and Address.   The name of the issuer is Chesapeake Energy Corporation. The Company’s principal executive offices are located at 6100 North Western Avenue, Oklahoma City, Oklahoma 73118. The Company’s telephone number is (405) 848-8000.
(b)   Securities.   The subject securities consist of the Company’s publicly traded Class A warrants, Class B warrants, and Class C warrants that were originally issued upon our emergence from Chapter 11 Bankruptcy on February 9, 2021. Currently each holder of a Class A warrant is entitled to purchase 1.12 shares of the Company’s Common Stock for $25.096 per share, each holder of a Class B warrant is entitled to purchase 1.12 shares of the Company’s Common Stock for $29.182 per share, and each holder of a Class C warrant is entitled to purchase 1.12 shares of the Company’s Common Stock for $32.860 per share. As of August 17, 2022, there were 9,751,853 Class A warrants, 12,290,669 Class B warrants and 11,269,865 Class C warrants outstanding.
Our Common Stock, Class A warrants, Class B warrants and Class C warrants are listed on The Nasdaq Stock Market LLC ( “NASDAQ”) under the symbols “CHK,” “CHKEW,” “CHKEZ” and “CHKEL,” respectively. The Class A warrants are governed by that certain Warrant Agreement, dated as of February 9, 2021 (the “Class A Warrant Agreement”), between the Company and Equiniti Trust Company, as warrant agent (the “Warrant Agent”); the Class B warrants are governed by that certain Warrant Agreement, dated as of February 9, 2021 (the “Class B Warrant Agreement”), between the Company and the Warrant Agent; and the Class C warrants are governed by that certain Warrant Agreement, dated as of February 9, 2021 (the “Class C Warrant Agreement,” and together with the Class A Warrant Agreement and Class B Warrant Agreement, the “Warrant Agreements”), between the Company and the Warrant Agent.
(c)   Trading Market and Price.   The information set forth in the section of the Prospectus/Offers to Exchange entitled “The Offers — Market Information, Dividends and Related Shareholder Matters — Market Information of Common Stock and Warrants” is incorporated herein by reference.
Item 3.   Identity and Background of Filing Person.
(a)   Name and Address.   The Company is the filing person and the issuer. The information set forth above under Item 2(a) is incorporated herein by reference, as well as the information set forth in the sections of the Prospectus/Offers to Exchange entitled “Management” and “The Offers — Interests of Directors, Executive Officers and Others.”
Item 4.   Terms of the Transaction.
(a)   Material Terms.   The information set forth in the sections of the Prospectus/Offers to Exchange entitled “Summary” and “The Offers” is incorporated herein by reference.
(b)   Purchases.   The information set forth in the section of the Prospectus/Offers to Exchange entitled “The Offers — Interests of Directors, Executive Officers and Others” is incorporated herein by reference.
Item 5.   Past Contacts, Transactions, Negotiations and Agreements.
(e)   Agreements Involving the Subject Company’s Securities.   The information set forth in the sections of the Prospectus/Offers to Exchange entitled “The Offers — Transactions and Agreements Concerning Our Securities” and “Description of Capital Stock” is incorporated herein by reference.

Item 6.   Purposes of the Transaction and Plans or Proposals.
(a)   Purposes.   The information set forth in the section of the Prospectus/Offers to Exchange entitled “The Offers — Background and Purpose of the Offers” is incorporated herein by reference.
(b)   Use of Securities Acquired.   The information set forth in the section of the Prospectus/Offers to Exchange entitled “The Offers — Background and Purpose of the Offers” is incorporated herein by reference.
(c)   Plans.   Except as described in the sections of the Prospectus/Offers to Exchange entitled “Risk Factors” and “The Offers,” each of which is incorporated herein by reference, or as described herein, neither the Company, nor any of its directors, executive officers, or controlling persons, or any executive officers, directors, managers or partners of its controlling persons, has any plans, proposals or negotiations that relate to or would result in: (1) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (2) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (3) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company; (4) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board, or to change any material term of the employment contract of any executive officer; (5) any other material change in the Company’s corporate structure or business; (6) any class of equity securities of the Company to be delisted from NASDAQ; (7) any class of equity securities of the Company becoming eligible for termination of registration under section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”); (8) the suspension of the Company’s obligation to file reports under Section 15(d) of the Exchange Act; (9) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company, except pursuant to our $2 billion share repurchase plan; or (10) any changes in the Company’s Second Amended and Restated Certificate of Incorporation, Second Amended and Restated Bylaws or other governing instruments or other actions that could impede the acquisition of control of the Company.
We recently disclosed that we now view our Eagle Ford assets as “non-core” to our future capital allocation strategy. As a result, we may pursue a strategic exit from the Eagle Ford basin in the future, although we cannot provide any assurance that we will be able to find a suitable purchaser or purchasers for these assets.
Item 7.   Source and Amount of Funds or Other Consideration.
(a)   Source of Funds.   The information set forth in the section of the Prospectus/Offers to Exchange entitled “The Offers — Sources and Amount of Funds” is incorporated herein by reference.
(b)   Conditions.   Not applicable.
(d)   Borrowed Funds.   Not applicable.
Item 8.   Interest in Securities of the Subject Company.
(a)   Securities Ownership.   The information set forth above under Items 2(a) and 2(b) is incorporated herein by reference. The information set forth in the sections of the Prospectus/Offers to Exchange entitled “Management” and “The Offers — Interests of Directors, Executive Officers and Others” is incorporated herein by reference.
(b)   Securities Transactions.   Except as set forth in the section of the Prospectus/Offers to Exchange entitled “The Offers — Transactions and Agreements Concerning Our Securities,” which is incorporated herein by reference, neither the Company, nor any of its directors, executive officers or controlling persons, or any executive officers, directors, managers or partners of any of its controlling persons, has engaged in any transactions in the Company’s warrants in the last 60 days.

Item 9.   Persons/Assets, Retained, Employed, Compensated or Used.
(a)   Solicitations or Recommendations.   The information set forth in the section of the Prospectus/Offers to Exchange entitled “The Offers — Fees and Expenses” is incorporated herein by reference. None of the Company, its management, its board of directors, any of the dealer managers, the information agent or the exchange agent for the Offers is making any recommendation as to whether holders of warrants should tender warrants for exchange in the Offers.
Item 10.   Financial Statements.
(a)   Financial Information.   The financial statements and other financial information of the Company included in the Prospectus/Offers to Exchange that is included in the Registration Statement on Form S-4 filed by the Company with the SEC on August 18, 2022 are incorporated herein by reference. The full text of such financial statements and other financial information, as well as the other documents the Company has filed with the SEC prior to, or will file with the SEC subsequent to, the filing of this Schedule TO relating to the Offers are available for inspection and copying from the SEC’s website at www.sec.gov.
(b)   Pro Forma Information.   Not applicable.
Item 11.   Additional Information.
(a)   Agreements, Regulatory Requirements and Legal Proceedings.   The information set forth in the section of the Prospectus/Offers to Exchange entitled “The Offers — Agreements, Regulatory Requirements and Legal Proceedings” is incorporated herein by reference.
(c)   Other Material Information.   Not applicable.
Item 12.   Exhibits.
Exhibit No.	Description
(a)(l)(i)	Prospectus/Offers to Exchange (incorporated by reference to the Prospectus/Offers to Exchange that is included in the Registration Statement on Form S-4 filed by the Company with the SEC on August 18, 2022).
(a)(1)(ii)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-4 filed by the Company with the SEC on August 18, 2022).
(a)(1)(iii)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 to the Registration Statement on Form S-4 filed by the Company with the SEC on August 18, 2022).
(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to the Registration Statement on Form S-4 filed by the Company with the SEC on August 18, 2022).
(a)(1)(v)	Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to the Registration Statement on Form S-4 filed by the Company with the SEC on August 18, 2022).
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Prospectus/Offers to Exchange (incorporated by reference to Exhibit (a)(1)(i)).
(a)(5)	Press Release, dated August 18, 2022 (incorporated by reference to Exhibit 99.1 to the Current Report on 8-K filed by the Company with the SEC on August 18, 2022).
(b)	Not applicable.
(d)(i)	Second Amended and Restated Certificate of Incorporation of the Company, dated as of February 9, 2021 (incorporated herein by reference to Exhibit 3.1 filed with the Current Report on Form 8-K filed on February 9, 2021 (File No. 001-13726)).
(d)(iii)	Second Amended and Restated Bylaws of the Company (incorporated herein by reference to Exhibit 3.2 filed with the Current Report on Form 8-K filed on February 9, 2021 (File No. 001-13726)).

Exhibit No.	Description
(d)(iv)	Fifth Amended Joint Plan of Reorganization of Chesapeake Energy Corporation and its Debtor Affiliates Pursuant to Chapter 11 of the Bankruptcy Code (Exhibit A of the Confirmation Order) (incorporated herein by reference to Exhibit 2.1 filed with the Current Report on Form 8-K filed on January 19, 2021 (File No. 001-13726)).
(d)(v)	Agreement and Plan of Merger, dated as of August 10, 2021, by and among Chesapeake Energy Corporation, Hannibal Merger Sub, Inc., Hannibal Merger Sub, LLC, Vine Energy Inc. and Vine Energy Holdings LLC (incorporated herein by reference to Exhibit 2.1 filed with the Current Report on Form 8-K filed on August 11, 2021 (File No. 001-13726)).
(d)(vi)	Certificate of Elimination of Series B Preferred Stock of Chesapeake Energy Corporation (incorporated herein by reference to Exhibit 3.3 filed with the Annual Report on Form 10-K filed on March 1, 2021 (File No. 001-13726)).
(d)(vii)	Description of Securities (incorporated herein by reference to Form 8-A filed on February 9, 2021 (File No. 001-13726)).
(d)(viii)	Restructuring Support Agreement, dated June 28, 2020 (incorporated herein by reference to Exhibit 10.1 filed with the Current Report on Form 8-K filed on June 29, 2020 (File No. 001-13726)).
(d)(ix)	Backstop Commitment Agreement, dated June 28, 2020 (Exhibit 4 to the Restructuring Support Agreement) (incorporated herein by reference to Exhibit 10.1 filed with the Current Report on Form 8-K filed on June 29, 2020 (File No. 001-13726)).
(d)(x)	Credit Agreement, dated as of February 9, 2021, among Chesapeake Energy Corporation, as borrower, MUFG Union Bank, N.A., as administrative agent, and the lenders and other parties thereto (incorporated herein by reference to Exhibit 10.1 filed with the Current Report on Form 8-K filed on February 9, 2021 (File No. 001-13726)).
(d)(xi)	Registration Rights Agreement, dated as of February 9, 2021, by and among Chesapeake Energy Corporation and the other parties signatory thereto (incorporated herein by reference to Exhibit 10.2 filed with the Current Report on Form 8-K filed on February 9, 2021 (File No. 001-13726)).
(d)(xii)	Class A Warrant Agreement, dated as of February 9, 2021, between Chesapeake Energy Corporation and Equiniti Trust Company (incorporated herein by reference to Exhibit 10.3 filed with the Current Report on Form 8-K filed on February 9, 2021 (File No. 001-13726)).
(d)(xiii)	Class B Warrant Agreement, dated as of February 9, 2021, between Chesapeake Energy Corporation and Equiniti Trust Company (incorporated herein by reference to Exhibit 10.4 filed with the Current Report on Form 8-K filed on February 9, 2021 (File No. 001-13726)).
(d)(xiv)	Class C Warrant Agreement, dated as of February 9, 2021, between Chesapeake Energy Corporation and Equiniti Trust Company (incorporated herein by reference to Exhibit 10.5 filed with the Current Report on Form 8-K filed on February 9, 2021 (File No. 001-13726)).
(d)(xv)	Form of Indemnity Agreement (incorporated herein by reference to Exhibit 10.6 filed with the Current Report on Form 8-K filed on February 9, 2021 (File No. 001-13726)).
(d)(xvi)	Chesapeake Energy Corporation 2021 Long Term Incentive Plan (incorporated herein by reference to Exhibit 10.7 filed with the Current Report on Form 8-K filed on February 9, 2021 (File No. 001-13726)).
(d)(xvii)	Purchase Agreement, dated as of February 2, 2021, by and among Chesapeake Escrow Issuer LLC, and Goldman Sachs & Co. LLC, RBC Capital Markets, LLC, as representatives of the purchasers signatory thereto, with respect to 5.5% Senior Notes due 2026 and 5.875% Senior Notes due 2029 (incorporated herein by reference to Exhibit 10.10 filed with the Annual Report on Form 10-K filed on March 1, 2021 (File No. 001-13726)).

Exhibit No.	Description
(d)(xviii)	Indenture dated as of February 5, 2021, among Chesapeake Escrow Issuer LLC, as issuer, the guarantors signatory thereto, and Deutsche Bank Trust Company Americas, as Trustee, with respect to 5.5% Senior Notes due 2026 and 5.875% Senior Notes due 2029 (incorporated herein by reference to Exhibit 10.11 filed with the Annual Report on Form 10-K filed on March 1, 2021 (File No. 001-13726)).
(d)(xix)	Joinder Agreement, dated as of February 9, 2021, by and among Chesapeake Energy Corporation and the Guarantors party thereto, with respect to 5.5% Senior Notes due 2026 and 5.875% Senior Notes due 2029 (incorporated herein by reference to Exhibit 10.12 filed with the Annual Report on Form 10-K filed on March 1, 2021 (File No. 001-13726)).
(d)(xx)	First Supplemental Indenture, dated as of February 9, 2021, by and among Chesapeake Energy Corporation, the Guarantors signatory thereto, and Deutsche Bank Trust Company Americas, as Trustee, with respect to 5.5% Senior Notes due 2026 and 5.875% Senior Notes due 2029 (incorporated herein by reference to Exhibit 10.13 filed with the Annual Report on Form 10-K filed on March 1, 2021 (File No. 001-13726)).
(d)(xxi)	Amendment to the Chesapeake Energy Corporation 2021 Long Term Incentive Plan (incorporated herein by reference to Exhibit 10.3 filed with the Current Report on Form 8-K filed on April 27, 2021 (File No. 001-13726)).
(d)(xxiv)	Form of Incentive Agreement between Executive Vice President / Senior Vice President and Chesapeake Energy Corporation (incorporated herein by reference to Exhibit 10.14 filed with the Amendment to Annual Report on Form 10-K filed on April 27, 2021 (File No. 001-13726)).
(d)(xxv)	Form of Executive/Employee Restricted Stock Unit Award Agreement for 2021 Long Term Incentive Plan (incorporated herein by reference to Exhibit 10.18 filed with the Annual Report on Form 10-K filed on February 24, 2022 (File No. 001-13726)).
(d)(xxvi)	Form of Non-Employee Director Restricted Stock Unit Award Agreement for 2021 Long Term Incentive Plan (incorporated herein by reference to Exhibit 10.9 filed with the Quarterly Report on Form 10-Q filed on May 13, 2021 (File No. 001-13726)).
(d)(xxvii)	First Amendment dated June 11, 2021 to the Credit Agreement, dated as of February 9, 2021, among Chesapeake Energy Corporation, as borrower, MUFG Union Bank, N.A., as administrative agent, and the lenders and other parties thereto (incorporated herein by reference to Exhibit 10.1 filed with the Current Report on Form 8-K filed on June 14, 2021 (File No. 001-13726)).
(d)(xxviii)	Form of Performance Share Unit Award (Absolute TSR) for 2021 Long Term Incentive Plan (incorporated herein by reference to Exhibit 10.10 filed with the Quarterly Report on Form 10-Q filed on August 10, 2021 (File No. 001-13726)).
(d)(xxix)	Form of Performance Share Unit Award (Relative TSR) for 2021 Long Term Incentive Plan (incorporated herein by reference to Exhibit 10.11 filed with the Quarterly Report on Form 10-Q filed on August 10, 2021 (File No. 001-13726)).
(d)(xxx)	Registration Rights Agreement, dated as of August 10, 2021, by and among Chesapeake Energy Corporation, Brix Investment LLC, Brix Investment II LLC, Harvest Investment LLC, Harvest Investment II LLC, Vine Investment LLC and Vine Investment II LLC (incorporated herein by reference to Exhibit 10.1 filed with the Current Report on Form 8-K filed on August 11, 2021 (File No. 001-13726)).
(d)(xxxi)	Merger Support Agreement, dater as of August 10, 2021, by and among Chesapeake Energy Corporation, Hannibal merger Sub, Inc., Hannibal Merger Sub, LLC, Vine Energy, Inc. and the stockholders of Vine Energy Inc. listed thereto (incorporated herein by reference to Exhibit 10.2 filed with the Current Report on Form 8-K filed on August 11, 2021 (File No. 001-13726)).

Exhibit No.	Description
(d)(xxxii)	Chesapeake Energy Corporation Executive Severance Plan (incorporated herein by reference to Exhibit 10.1 filed with the Current Report on Form 8-K filed on October 12, 2021 (File No. 001-13726)).
(d)(xxxiii)	Form of Participation Agreement pursuant to Chesapeake Energy Corporation Executive Severance Plan (incorporated herein by reference to Exhibit 10.2 filed with the Current Report on Form 8-K filed on October 12, 2021 (File No. 001-13726)).
(d)(xxxiv)	Executive Chairman Agreement by and between Michael Wichterich and Chesapeake Energy Corporation, dated October 11, 2021 (incorporated herein by reference to Exhibit 10.4 filed with the Current Report on Form 8-K filed on October 12, 2021 (File No. 001-13726)).
(d)(xxxv)	Second Amendment to the Chesapeake Energy Corporation 2021 Long Term Incentive Plan (incorporated herein by reference to Exhibit 10.3 filed with the Current Report on Form 8-K filed on October 12, 2021 (File No. 001-13726)).
(d)(xxxvi)	Second Amendment to Credit Agreement, dated as of October 29, 2021, among Chesapeake Energy Corporation, as borrower, MUFG Bank, Ltd, as administrative agent, MUFG Union Bank, N.A., as collateral agent, and the lenders and other parties party thereto (incorporated herein by reference to Exhibit 10.18 filed with the Quarterly Report on Form 10-Q filed on November 2, 2021 (File No. 001-13726)).
(d)(xxxvii)	Supplemental Indenture, dated as of November 2, 2021, by and among Chesapeake Energy Corporation, the guarantors party thereto and Wilmington Trust, National Association, as Trustee (incorporated herein by reference to Exhibit 4.1 filed with the Current Report on Form 8-K filed on November 2, 2021 (File No. 001-13726)).
(d)(xxxviii)	Supplemental Indenture, dated as of November 2, 2021, by and among Chesapeake Energy Corporation, the guarantors party thereto and Deutsche Bank Trust Company Americas, as Trustee (incorporated herein by reference to Exhibit 4.2 filed with the Current Report on Form 8-K filed on November 2, 2021 (File No. 001-13726)).
(d)(xxxix)	Partnership Interest Purchase Agreement by and among The Jan & Trevor Rees-Jones Revocable Trust, Rees-Jones Family Holdings, LP, Chief E&D Participants, LP, and Chief E&D (GP) LLC (collectively, as Sellers) and Chesapeake Energy Corporation and its affiliates, dated as of January 24, 2022 (incorporated herein by reference to Exhibit 10.36 filed with the Annual Report on Form 10-K filed on February 24, 2022 (File No. 001-13726)).
(d)(xl)	Membership Interest Purchase Agreement by and among Radler 2000 Limited Partnership and Tug Hill, Inc., together as Sellers, and Chesapeake Energy Corporation and its affiliates, dated as of January 24, 2022 (incorporated herein by reference to Exhibit 10.37 filed with the Annual Report on Form 10-K filed on February 24, 2022 (File No. 001-13726)).
(d)(xli)	Membership Interest Purchase Agreement by and among Radler 2000 Limited Partnership and Tug Hill, Inc., together as Sellers, and Chesapeake Energy Corporation and its affiliates, dated as of January 24, 2022 (incorporated herein by reference to Exhibit 10.38 filed with the Annual Report on Form 10-K filed on February 24, 2022 (File No. 001-13726)).
(d)(xlii)	Registration Rights Agreement, dated March 9, 2022, by and among Chesapeake Energy Corporation and The Jan & Trevor Rees-Jones Revocable Trust, Rees-Jones Family Holdings, LP, Chief E&D Participants, LP and Chief E&D (GP) LLC (incorporated herein by reference to Exhibit 10.1 filed with the Current Report on Form 8-K filed on March 9, 2022 (File No. 001-13726)).
(d)(xliii)	Registration Rights Agreement, dated March 9, 2022, by and among Chesapeake Energy Corporation and Radler 2000 Limited Partnership (incorporated herein by reference to Exhibit 10.2 filed with the Current Report on Form 8-K filed on March 9, 2022 (File No. 001-13726)).
(g)	Not applicable

Exhibit No.	Description
(h)	Opinion of Latham & Watkins LLP regarding certain U.S. tax matters (incorporated by reference to Exhibit 8.1 to the Registration Statement on Form S-4 filed by the Company with the SEC on August 18, 2022)
107	Calculation of Filing Fee Tables
Item 13.   Information Required By Schedule 13E-3.
Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
CHESAPEAKE ENERGY CORPORATION
By:
/s/ Benjamin E. Russ

Benjamin E. Russ
Executive Vice President, General Counsel and Corporate Secretary
Dated: August 18, 2022